MATERIAL CHANGE REPORT

1.	Name and Address of Company

Canwest Global Communications Corp. (“Canwest”)
31st Floor, Canwest Place
201 Portage Avenue
Winnipeg, Manitoba
R3B 3L7

2.	Date of Material Change

April 14, 2009.

3.	News Release

A news release with respect to the material change that occurred on April 14, 2009 referred to in this report was issued by Canwest on April 14, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On April 14, 2009, Canwest Media Inc. (“CMI”) announced that it had entered into an extension agreement dated April 14, 2009 (the “Extension Agreement”) with the members of an ad hoc committee of 8% noteholders who hold approximately 70% of the outstanding notes.  A copy of the Extension Agreement was filed on the System for Electronic Document Analysis and Retrieval.  Under the terms of the Extension Agreement, the noteholders have agreed not to demand payment of their notes for a period ending on April 21, 2009, to coincide with the expiry date of CMI’s waiver agreement with its senior lenders.

Canwest also announced that Canwest Limited Partnership has initiated discussions with its senior lenders with respect to an amendment of the financial covenants under its senior credit facility to enable Canwest Limited Partnership to maintain compliance with these financial covenants through the remainder of fiscal 2009.

5.	Full Description of Material Change

5.1           Full Description of Material Change

On April 14, 2009, CMI announced that it had entered into the Extension Agreement with the members of an ad hoc committee of 8% noteholders who hold approximately 70% of the outstanding notes.

As previously announced, CMI did not make its March 15, 2009 interest payment of approximately US$30.4 million relating to its outstanding 8% senior subordinated notes. Under the terms of the notes, failure to make this interest payment on or before April 14, 2009 would permit the 8% noteholders to demand payment of the approximately US$761 million principal amount outstanding as well as the unpaid interest payment and associated default interest. Under the terms of the Extension Agreement, the noteholders have agreed not to demand payment of their notes for a period ending on April 21, 2009, to coincide with the expiry date of CMI’s waiver agreement with its senior lenders.

CMI continues discussions with its senior lenders and noteholders to develop a framework for a potential recapitalization transaction and to secure the necessary extensions to allow the recapitalization process to proceed.

Canwest also announced that Canwest Limited Partnership has initiated discussions with its senior lenders with respect to an amendment of the financial covenants under its senior credit facility to enable Canwest Limited Partnership to maintain compliance with these financial covenants through the remainder of fiscal 2009.

Please see attached news release.

5.2           Disclosure for Restructuring Transaction

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information please contact Richard Leipsic, Senior Vice President & General Counsel, at (204) 953-7719.

9.	Date of Report

April 16, 2009.